Press Release Heerlen, 3 May 2012	DSM, Corporate Communications e-mail: media.relations@dsm.com www.dsm.com

DSM agrees to acquire Kensey Nash to strengthen its biomedical business

•	DSM (NYSE Euronext: DSM KON) to offer USD 38.50 for each share of Kensey Nash (NASDAQ: KNSY) in an all-cash transaction through a tender offer
•	Total enterprise value of approximately USD 360 million (about €275 million)
•	Kensey Nash existing guidance for its fiscal year ending June 2013: Net sales USD 100 million; EBITDA USD 36 million.
•	Offer price represents 33% premium to Kensey Nash’s closing share price on May 2, 2012
•	Kensey Nash Board of Directors unanimously recommends the offer
•	Kensey Nash is a leader in regenerative medicine and biomaterials R&D, with world class manufacturing and strong strategic partnerships
•	Strong strategic fit; acquisition will strengthen and complement DSM Biomedical’s business and capabilities
•	Acquisition will put DSM Biomedical on the map as a new profitable growth platform for DSM
•	Acquisition EPS accretive from 2013 onwards

Royal DSM, the global Life Sciences and Materials Sciences company, announced today that it has entered into a definitive agreement with Kensey Nash under which DSM would acquire all the outstanding shares of common stock of Kensey Nash through a cash tender offer, followed by a merger with a subsidiary of DSM, for USD 38.50 in cash per share for total enterprise value of approximately USD 360 million. The transaction has been unanimously approved by both DSM’s Supervisory Board and Kensey Nash’s Board of Directors. The agreed price represents a premium of 33% to Kensey Nash’s closing share price of USD 29.01 on May 2, 2012. Subject to customary conditions, the transaction is expected to close around the end of Q2 2012.

Kensey Nash is a US based, technology-driven biomedical company, primarily focused on regenerative medicine utilizing its proprietary collagen and synthetic polymer technology. It manufactures and sells medical device parts in cardiology, orthopedic, sports medicine, spinal and general surgery. The company is headquartered in Exton (Pennsylvania, USA) with approximately 325 employees. For Kensey Nash' s fiscal year ending June 30, 2012, Kensey Nash has previously issued guidance for net sales of almost USD 90 million, growing to about USD 100 million in its fiscal year ending June 2013, with EBITDA margins above 30%.
Over 25 years ago Kensey Nash developed what is now the leading arterial closure device in the world using resorbable collagen, synthetic polymer technologies and device engineering expertise. The company has developed a large catalogue of technologies that are used to create high-quality products and devices. Its mechanical device, collagen processing, synthetic polymer, bone mineral, extracellular matrix and other products provide a solid foundation to develop an expansive variety of innovations in regenerative medicine.

DSM agrees to acquire Kensey Nash to strengthen its
biomedical business
T3 May 2012T

Strategic rationale
The purchase by DSM of Kensey Nash will strengthen and complement DSM Biomedical’s business and capabilities, while clearly meeting DSM’s financial and strategic criteria. DSM Biomedical is one of three Emerging Business Areas of DSM. DSM has an aspiration to realize €1 billion in sales by 2020 in its combined Emerging Business Areas and this acquisition puts DSM Biomedical well on track to meet its contribution to this aspiration. With the acquisition of Kensey Nash, DSM Biomedical will be well-established as a profitable growth platform. Earlier this year DSM established a joint venture for cellulosic bio-ethanol with POET in its other growth platform, DSM Bio-based Products & Services.

For DSM Biomedical the acquisition of Kensey Nash is an important step in realizing its strategic ambition to build strong positions in bio-passive, bio-active and bio-interactive materials. The acquisition will strengthen DSM Biomedical’s existing position in the market for bio-passive (medical coatings and polymers) and the emerging market for bio-active (resorbable polymers and drug delivery) materials. It will also provide DSM with a strong position and pipeline of new technologies in the developing field of regenerative medicine and tissue engineering (bio-interactive materials).

Kensey Nash has strong relationships with an attractive US customer base, which will provide the opportunity to leverage DSM Biomedical’s current portfolio. In addition, DSM’s customer base in Europe and Asia will offer attractive growth opportunities for Kensey Nash’s product portfolio.

Feike Sijbesma, CEO and Chairman of the DSM Managing Board, said: “As life expectancy continues to increase and people want to remain physically active, growth in the biomedical materials market is expected to remain high. Biomedical is one of the key areas where DSM is able to fully leverage its unique science-based expertise in Life Sciences and Materials Sciences. With this acquisition, we are putting DSM Biomedical clearly on the map as the second new growth platform for DSM in addition to our Bio-based Products & Services business as we continue to create value for all stakeholders by providing innovative, sustainable solutions to the world’s greatest challenges.”

Rob van Leen, Chief Innovation Officer of DSM, commented: “With the acquisition of Kensey Nash we will significantly strengthen and broaden DSM Biomedical, while our geographic reach will open up new markets for Kensey Nash’s products. I look forward to welcoming Kensey Nash’s highly skilled team to DSM as we continue to build our presence in biomedical materials.”

Joe Kaufmann, President and CEO of Kensey Nash, said: “This transaction will not only deliver significant value to our stockholders, but it will also be a great event for our strategic partners, customers and employees. The combination of DSM’s unique expertise in Materials Sciences and our regenerative medicine products and capabilities will allow DSM and Kensey Nash to innovate together and further grow and expand the business.”

Walter Maupay Jr., Chairman of the Board of Kensey Nash, said: “The Board of Directors unanimously concluded that this transaction is in the best interests of Kensey Nash and its stockholders. We believe this is a very positive outcome for our stockholders and maximizes the value of Kensey Nash’s regenerative medicine platforms.”

The transaction
Under the terms of the merger agreement, the acquisition is structured as an all-cash tender offer for all the outstanding shares of Kensey Nash common stock to be followed by a merger as soon as possible. The Kensey Nash Board of Directors has unanimously recommended that Kensey Nash stockholders accept the offer and tender their shares into the offer when it is made. The tender offer is expected to commence in May and subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding shares of Kensey Nash common stock on a fully-diluted basis and customary approvals. The transaction is expected to close around the end of Q2 2012.

DSM agrees to acquire Kensey Nash to strengthen its
biomedical business
T3 May 2012T

The transaction is not subject to a financing condition, and DSM intends to finance the acquisition from existing cash.

DSM expects the transaction to be accretive to earnings from 2013 onwards.

Conference calls
Today DSM will hold a conference call for the media from 08.00 AM – 08.30 AM CET (+31 (0)10 29 44 215 or +44 (0) 203 365 3207) and a conference call for investors and analysts from 09.00 AM – 10.00 AM CET (+31 (0)10 29 44 271 or +44 (0) 203 365 3207). Also, more information can be found in the presentation that can be found on the dedicated website http://bit.ly/kenseynash.

Additional information
Citigroup is serving as financial advisor to DSM, and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to DSM. Jefferies & Company, Inc. is serving as financial advisor to Kensey Nash and Katten Muchin Rosenman LLP is serving as legal counsel to Kensey Nash.

Kensey Nash
Kensey Nash is a medical device company primarily focused on regenerative medicine utilizing its proprietary collagen and synthetic polymer technology. The company is recognized as a leader for innovative product development and unique technology in the field of resorbable biomaterials. The company has an extensive range of products, which are sold through strategic partners in multiple medical markets, including the cardiology, orthopedic, sports medicine, spine, trauma, craniomaxillofacial and general surgery markets. For more information, visit http://www.kenseynash.com.

DSM – Bright Science. Brighter Living.™
Royal DSM is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM’s 22,000 employees deliver annual net sales of around € 9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com.

For more information:
DSM Corporate Communications	DSM Investor Relations
Herman Betten	Hans Vossen
tel. +31 (0) 45 5782017	tel. +31 (0) 45 5782864
fax +31 (0) 45 5740680	fax +31 (0) 10 4590275
e-mail media.relations@dsm.com	e-mail investor.relations@dsm.com

Kensey Nash Joseph W. Kaufmann Tel. +1 484 713 2100 e-mail joe.kaufmann@kenseynash.com

DSM agrees to acquire Kensey Nash to strengthen its
biomedical business
T3 May 2012T

Additional Information
The tender offer described in this news release has not yet been commenced. This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Kensey Nash. At the time the tender offer is commenced, DSM and its wholly-owned subsidiary, Biomedical Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Kensey Nash intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Biomedical Acquisition Corporation and Kensey Nash intend to mail these documents to the stockholders of Kensey Nash at that time. These documents will contain important information about the tender offer and stockholders of Kensey Nash are urged to read them carefully when they become available. Stockholders of Kensey Nash will be able to obtain a free copy of these documents (when they become available) and other documents filed by Kensey Nash, DSM or Biomedical Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

Forward Looking Information
This presentation contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Kensey Nash stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A of Kensey Nash’s Form 10-K for the fiscal year ended June 30, 2011, other Kensey Nash reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM’s Schedule TO and related documentation and Kensey Nash’s Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Kensey Nash that DSM’s or Kensey Nash’s objectives will be achieved. DSM and Kensey Nash undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The English language version of this press release supersedes all other language versions